

November 17, 2011

Via E-mail
Mr. Jeff R. Mitchell
Chief Financial Officer
Command Center, Inc.
3773 West Fifth Avenue
Post Falls, ID 83854

      Re: **Command Center, Inc.**
               Form 10-K for the fiscal year ended December 31, 2010
               Filed March 16, 2011
               File No. 0-53088

Dear Mr. Mitchell:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Financial statements

Note 14 – Commitments and Contingencies, page 38

1. Refer to your disclosure of the legal proceedings regarding tax liabilities on pages 12 and 40. We note that you have obtained a judgment against Everyday Staffing and Mr. Moorhart for $1.3 million on July 15, 2009. Since the collectability of the amounts due to you under the indemnification from Everyday Staffing and Mr. Moorhart is questionable, it seems appropriate for you to accrue the liability for the contingent loss at the time of the judgment and to record any amounts received under the indemnification on a cash basis when received due to the uncertainty of collectability. Please tell us why you did not accrue a liability for the same amount at the time you received this judgment,

since it appears that you would not have received a judgment unless you were liable to the Washington Department of Labor and Industry for the same amount.

2. Refer to the disclosure of the contingent payroll and other IRS tax liabilities on page 39. Tell us the fair market value of the pledge of stock by Mr. Welstad secured under the indemnification agreement. Also, explain to us how you determine the fair market value. To the extent that the value of the stock is less than $2 million, please tell us why you did not accrue a liability for the unsecured difference.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director